Exhibit 99.9

NICE Announces New Generation of Employee Engagement
with Back Office Proficiency Essentials

First of its kind solution to afford rapid deployment and provide proven productivity improvement of
15-18 percent within just one-month post implementation

Hoboken, N.J., January 22, 2019 – NICE (Nasdaq: NICE) today announced NICE Back Office Proficiency Essentials, a leading-edge solution that uniquely combines performance measurements with driving employee engagement. The new solution is validated by a proof of concept (POC) conducted with 35 companies across industries that found a gap of more than 1.5 hours between perceived and actual productivity amongst back office employees. By leveraging NICE Back Office Proficiency Essentials, companies can recapture a minimum of 25 percent of their productivity or an average of 30 minutes a day per employee. Translated into financial terms, this would mean an average saving of almost $1 million annually per 400 employees.

An entry level solution that's deployable in just five months, NICE Back Office Proficiency Essentials is innovatively tailored to go beyond just performance measurements to focus on increasing engagement with employees. The offering reiterates NICE's commitment to delivering innovative features, and addresses the two key challenges of identifying employees that are productive as against those that are productive and proficient, as well as how to inspire employees to perform at their best. The solution fosters trust and cooperation by enabling organizations to have conversations with their employees based on real measurements and trends rather than on perceptions.

Infused with a combination of NICE Desktop Analytics together with NICE Performance Management, the solution enables organizations to enhance employee performance by 15%-18%, with initial value realization beginning a single month following deployment completion. The solution encompasses the following key features:

•	Robust visualization of desktop process data

•	Delivery of performance related KPIs, trends and deep dive analysis

•	New engagement KPI for tracking employee engagement over time

•	Definition and execution of dedicated coaching sessions for driving performance

•	Measurement of coaching effectiveness on KPIs

•	Determination of process time standards and activity breakdowns

Barry Cooper, President, NICE Enterprise Group, said, "NICE prides itself on relentless innovation and is once again changing the game by bringing this first of its kind back office offering to improve organizational performance by combining monitoring with proactive action. Improving customer experience and business performance are a direct result of motivated employees, a company's most important asset and one that they must nurture. The best path to company profitability and prosperity is when there's a win-win partnership with employees, and this is exactly what NICE aims to foster."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.